                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144
                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:  Transmit for filing 3 copies of this form  concurrently  with either placing an order with a broker to execute sale or executing a sale directly with a market maker

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1(a) NAME OF ISSUER (Please type or print)
Blonder Tongue Laboratories, Inc.
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1(b) IRS IDENT. NO.                                         (c) SEC FILE NO.
     52-1611421                                                 1-14120
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1(d) ADDRESS OF ISSUER STREET
One Jake Brown Road
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1(d) CITY STATE ZIP CODE
Old Bridge, New Jersey  08857
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1(e) TELEPHONE
AREA CODE                                                              NUMBER
732                                                                    679-4000
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
James A. Luksch
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2(b) IRS IDENT. NO.                      (c) RELATIONSHIP TO ISSUER
                                         Director, Officer and 10% stockholder
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2(d) ADDRESS STREET
c/o Blonder Tongue Laboratories, Inc., One Jake Brown Road
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2(d) CITY STATE ZIP CODE
Old Bridge, New Jersey  08857
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INSTRUCTION:  The person filing this notice should  contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.
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------------------ -------------------------- -------------------- -------------- -------------------
                   (b)                                             (c)
                   Name and Address of Each                          Number of    (d)
 3(a)               Broker Through Whom the                          Shares or
  Title of the       Securities are to be                           Other Units        Aggregate
    Class of        Offered or Each Market       SEC USE ONLY       To Be Sold         Market
   Securities       Maker who is Acquiring    Broker-Dealer File    (See instr.        Value **
   To Be Sold           the Securities              Number             3(c))      (See instr. 3(d))
------------------ -------------------------- -------------------- -------------- -------------------
Common Stock          Ferris, Baker Watts,                            45,000           $72,900
                      Incorporated
                      1700 Pennsylvania
                      Avenue, Suite 700
                      Washington, DC 20006
------------------ -------------------------- -------------------- -------------- -------------------

 ---------------- ----------------- ----------------
 (e)
    Number of     (f)               (g)
    Shares of       Approximate      Name of Each
   Other Units      Date of Sale      Securities
   Outstanding      (See instr.        Exchange
   (See instr.         3(f))          (See instr.
      3(e))        (MO. DAY YR.)         3(g))
 ---------------- ----------------- ----------------
                  05/19/06 -
    8,015,406     05/21/06               AMEX
 ---------------- ----------------- ----------------

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10%
      stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

**   Based on a closing price of  $1.62/share  for the Issuer's  common stock on
     June 16, 2006

                         TABLE I - SECURITIES TO BE SOLD

Furnish  the  following  information  with  respect  to the  acquisition  of the securities  to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

--------------------- ------------------ --------------------------------------- -----------------------------------------
      Title of            Date you                                                  Name of Person from Whom Acquired
     the Class            Acquired         Nature of Acquisition Transaction     (If gift, also give date donor acquired)
--------------------- ------------------ --------------------------------------- -----------------------------------------

    Common Stock          07/22/93                Purchase from Issuer              Blonder Tongue Laboratories, Inc.
--------------------- ------------------ --------------------------------------- -----------------------------------------

 ------------------------ ----------------- -----------------
        Amount of                              Nature of
   Securities Acquired    Date of Payment       Payment
 ------------------------ ----------------- -----------------

    2,040,160 shares       See Exhibit A     See Exhibit A
 ------------------------ ----------------- -----------------

INSTRUCTIONS:
1. If the securities  were purchased and full payment  therefore was not made in cash at the time of  purchase,  explain  in the table or in a note  thereto  the nature of the consideration given. If the consideration consisted of any note or
other  obligation,   or  if  payment  was  made  in  installments  describe  the arrangement  and state when the note or other  obligation was discharged in full or the last installment paid.

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a.       TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

------------------------------------------------- ------------------------- --------------------
                                                    Title of Securities
           Name and Address of Seller                      Sold                Date of Sale
------------------------------------------------- ------------------------- --------------------
James Luksch                                            Common Stock            04/03/06
c/o Blonder Tongue Laboratories, Inc.                   Common Stock            04/03/06
One Jake Brown Road
Old Bridge, NJ 08857

Lina Luksch                                             Common Stock            06/08/06
c/o Blonder Tongue Laboratories, Inc.
One Jake Brown Road
Old Bridge, NJ 0885
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------------------------------------------------- -------------------------- ------------------------
                                                    Amount of Securities
           Name and Address of Seller                       Sold                  Gross Proceeds
------------------------------------------------- -------------------------- ------------------------
James Luksch                                                8,200                  $15,580
c/o Blonder Tongue Laboratories, Inc.                       6,800                   12,988
One Jake Brown Road
Old Bridge, NJ 08857

Lina Luksch                                                 4,000                    6,840
c/o Blonder Tongue Laboratories, Inc.
One Jake Brown Road
Old Bridge, NJ 0885
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REMARKS:

INSTRUCTIONS:                                                      ATTENTION:
See the  definition  of "person" in  paragraph  (a) of Rule 144.   The    persons    for   whose
Information  is to be given not only as to the  person for whose   account  the   securities  to
account the  securities  are to be sold but also as to all other   which  this  notice   relates
persons  included in that definition.  In addition,  information   are   to   be   sold   hereby
shall  be  given as to sales  by all  persons  whose  sales  are   represents  by  signing  this
required  by  paragraph  (e) of Rule 144 to be  aggregated  with   notice  that he does not know
sales for the account of the person filing this notice.            any     material      adverse
                                                                   information  in regard to the
                                                                   current    and    prospective
                                                                   operations  of the  Issuer of
                                                                   the  securities  to  be  sold
                                                                   which  has not been  publicly
                                                                   disclosed.

June 19, 2006                   /s/James A. Luksch
--------------                  --------------------
Date of Notice                  James A. Luksch

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually  signed.  Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION:  Intentional  misstatements or omission of facts  constitute  Federal
Criminal Violations (See 18 U.S.C. 1001)
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                                    Exhibit A

During July 1993, the Issuer loaned Mr. Luksch  $912,036 to finance his purchase of 2,040,160  shares of common stock of the Issuer at $0.447 per share. The loan was  evidenced by a promissory  note (the "Note")  payable in three equal annual installments of principal  together with accrued interest.  In addition,  during
July 1993 the Issuer  entered into a Special  Bonus  Agreement  with Mr.  Luksch pursuant  to which the  Company  agreed to pay Mr.  Luksch,  on a net  after-tax basis,  bonuses of  $291,000,  $281,000  and  $222,000  over a three year period coinciding with his payment  obligations under the Note, to cover  approximately
86% of the purchase  price plus interest of such stock.  The Note was prepaid in full by Mr. Luksch on December 19, 1995.